UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GEOSPATIAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	87-0554463
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

229 Howes Run Road, Sarver, PA 16055

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [X]

Securities Act registration statement file number to which this form relates: File No. 333-194824 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: common stock, $0.001 par value

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the authorized capital stock of Geospatial Corporation (the “Company”) does not purport to be complete and is subject to and qualified in its entirety by its Articles of Incorporation, which is included as an exhibit to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 26, 2014 (file no. 333-194824), as amended by the Certificate of Amendment, which is included as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission on August 14, 2016 and by the applicable provisions of the Nevada Revised Statutes.

Common Stock

We are authorized to issue up to 750,000,000 shares of common stock, par value $0.001 per share.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that, in voting for election of directors, the persons receiving the greatest number of votes shall be elected as the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

Dividends, if any, will be contingent upon the Company’s revenues and earnings, if any, and the capital requirements and financial condition of the Company. The payment of dividends, if any, will be within the discretion of the Company’s Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.

In the event of our liquidation, dissolution or winding up, after payment of all our creditors and payment to the holders of Series B Stock of an amount equal to 150% of the original issue price of such shares of Series B Stock, holders of our common stock are entitled to receive, ratably with the holders of Series B Stock on an as- converted basis, our remaining net assets. All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common or preferred stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

The Company is authorized to issue up to 25,000,000 shares of preferred stock, $.001 par value. Any voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designation of shares of the Company’s preferred stock are determined by the Board of Directors at issuance.

On August 20, 2013, the Company filed a Certificate of Designation with the Secretary of State of Nevada to designate 5,000,000 shares of its preferred stock as Series B Convertible Preferred Stock (“Series B Stock”) for issuance by the Company. Each share of Series B Stock is convertible into ten shares of common stock at the option of the holder, or automatically upon the earliest to occur of: (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act, in which shares of common stock are approved for listing on a national securities market, covering the offer and sale of common stock for the account of the Company in which the aggregate public offering price (before deduction of underwriters’ discounts and commissions) equals or exceeds $30,000,000 and the public offering price per share of which equals or exceeds $2.10, before deduction of underwriters’ discounts and commissions; and (ii)the Company’s receipt of the written consent of the holders of not less than a majority of the then outstanding shares of Series B Stock to the conversion of all then outstanding shares of Series B Stock.

The holders of Series B Stock have the same voting rights and dividend participation rights as holders of common stock in proportion to the number of shares of common stock the holders of Series B Stock would hold if those shares were converted to common stock. The holders of Series B Stock are entitled to a liquidation preference equal to 150% of the original issue price of such Series B Stock, after payment of which they participate in liquidation with the holders of common stock.

On March 16, 2016, the Company filed a Certificate of the Designations, Powers, Preferences and Rights of Series C Convertible Preferred Stock with the Nevada Secretary of State, designating 10,000,000 shares of the Company’s undesignated preferred stock, par value $0.001 per share, as Series C Convertible Preferred Stock (the “Series C Preferred Stock”).

The Series C Preferred Stock shall be convertible at the option of the holder, at any time after an amendment to the Company’s Articles of Incorporation is filed and effective increasing the Company’s authorized shares of Common Stock to at least 600,000,000 shares (the “Filing Date”), into shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) at a conversion ratio of one (1) share of Series C Preferred Stock into twenty (20) shares of Common Stock, subject to adjustments for stock dividends, splits, combinations and similar events as described in the Certificate of Designations (the “Conversion Ratio”).

After the Filing Date, each share of Series C Preferred Stock will automatically be converted into shares of Common Stock at the Conversion Ratio, upon the earlier of (i) the closing of a public or private offer and sale of Common Stock for the account of the Company in which the aggregate offering price (before deduction of underwriters’ discounts and commissions, if any) equals or exceeds $5,000,000 and the offering price per share of which equals or exceeds five (5x) times the Original Issue Price of the Series C Preferred Stock per share (before deduction of underwriters’ discounts and commissions, if any (such price per share of Common Stock subject to certain adjustments described in the Certificate of Designations)); or (ii) the written consent of the holders of not less than a majority of the then outstanding shares of Series C Preferred Stock to the conversion of all then outstanding Series C Preferred Stock. The Original Issue Price of the Series C Preferred Stock was $0.20 per share.

The holders of the Series C Preferred Stock will be entitled, upon liquidation, winding up or dissolution, of the Company, to be paid out of the funds and assets of the Company that may be legally distributed to the Company’s shareholders prior and in preference to any payment or distribution to the holders of Common Stock or any shares of any other class or series of preferred stock subsequently created with a liquidation preference senior to the Common Stock, an amount equal to the Original Issue Price of the Series C Preferred Stock per share (as adjusted for stock splits, stock dividends and the like), plus all declared but unpaid dividends.

The Series C Preferred Stock is not entitled to receive any special dividend, but will participate pari passu with the Common Stock and each other class or series of preferred stock of the Company in any dividends declared, on an as converted to Common Stock basis.

Except as described in the Certificate of Designations, holders of the Series C Preferred Stock will vote together with holders of the Company Common Stock on all matters and not as a separate class or series (subject to limited exceptions). Each holder of shares of Series C Preferred Stock shall be entitled to the number of votes equal to five times (5x) the number of those shares of Common Stock into which such shares of Series C Preferred Stock are convertible.

Warrants

As of December 31, 2017, the Company has outstanding 67,982,673 warrants to purchase common stock at an average exercise price of $0.07 per share. Warrants to purchase 344,993 shares of our Series B Stock at an exercise price of $2.50 per share are outstanding. These warrants expire on September 11, 2018.

Options

On September 23, 2013, the Company adopted the 2013 Equity Incentive Plan (the “2013 Plan”), pursuant to which up to 25,000,000 shares of the Company’s common stock are available for grants of awards, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards to eligible employees, consultants, and directors, provided that no more than 15,000,000 shares of common stock may be granted as incentive stock options. The Board of Directors has reserved 25,000,000 shares of the Company’s common stock for issuance under the 2013 Plan. The Company granted stock appreciation rights on 500,000 and 2,362,500 shares of the Company’s common stock to eligible employees and consultants pursuant to the 2013 Plan during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company had 20,312,500 options exercisable at an average exercise price of $0.09.

In 2007, the Company adopted the 2007 Stock Option Plan (the “2007 Plan”), pursuant to which the Compensation Committee of the Board of Directors (the “Committee”) may award grants of options to purchase up to 15,000,000 shares of the Company’s common stock to eligible employees, directors, and consultants, subject to exercise prices and vesting requirements determined by the Committee. On September 23, 2013, the Company reduced the number of shares of the Company’s common stock that may be subject to awards under the 2007 Plan to 9,050,000. The Board of Directors has reserved 9,050,000 shares of the Company’s common stock for issuance under the 2007 Plan.

Item 2. Exhibits.

Exhibit	Document

3.1	Articles of Incorporation of Geospatial Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement Report on Form S-1 dated March 26, 2014)

3.1.1

Certificate of Amendment to Articles of Incorporation of Geospatial Corporation

(incorporated by reference to Exhibit 3.1 of the Company’s Form 10-Q for the period ended June 30, 2016 filed on August 15, 2016)

3.2	Bylaws of Geospatial Corporation (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 dated March 26, 2014)

4.1

Certificate of Designations of the Series B Convertible Preferred Stock of Geospatial

Corporation dated as of August 20, 2013 (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 dated March 26, 2014)

4.2	Common Stock Specimen Certificate (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 dated March 26, 2014)

4.3	Series B Convertible Preferred Stock Specimen Certificate (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 dated March 26, 2014)

4.4

Certificate of Designations, Powers, Preferences and Rights of Series C Convertible

Preferred Stock dated March 16, 2016 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated as of March 16, 2016)

4.5	Series C Convertible Preferred Stock Specimen Certificate (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form S-1 dated August 15, 2016)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GEOSPATIAL CORPORATION
Date: May 23, 2018	By: /s/ Mark A. Smith Name: Mark A. Smith Title: Chief Executive Officer